Extraordinary General Stockholders' Meeting

Final summarized voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions for each item of the matters submitted for resolution of its Extraordinary General Stockholders' Meeting held on April 17, 2025, 10:10 a.m exclusively held online, is presented below:

Item	Description	Voting	Number of shares	% over total voting
1	Amend the Bylaws in Article 3, head provision, to reflect the new composition of capital after the increase resolved upon by the Board of Directors within the limit of the authorized capital:	Approve	5,028,198,007	100,00%
		Reject	254	0,00%
		Abstain	46,164	0,00%
2	Amend the Bylaws in item 8.2, VII, to exclude the mention of the Resolution of the National Monetary Council ("CMN") No. 3,921/2010 revoked by the Resolution of the National Monetary Council ("CMN") No. 5,177/2024:	Approve	5,028,188,753	100,00%
		Reject	611	0,00%
		Abstain	55,061	0,00%
3	Consolidate the Bylaws to reflect the amendments mentioned in the previous items:	Approve	5,028,193,976	100,00%
		Reject	655	0,00%
		Abstain	49,794	0,00%

São Paulo-SP, April 17, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/